UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Beacon Roofing Supply, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Roadhouse Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Roadhouse Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Associates VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5)
14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 073685109

1	Name of Reporting Persons CD&R Investment Associates VIII, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares
	8	Shared Voting Power 0 Shares (see Item 5)
	9	Sole Dispositive Power 0 Shares
	10	Shared Dispositive Power 0 Shares (see Item 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares (see Item 5)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see Item 5)
14	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 9, 2015 (as so amended, the “Statement”).

Item 4. Purpose of Transaction

Item 4 of the Statement is amended by inserting the following information:

On May 20, 2016, CD&R Roadhouse Holdings, L.P. sold 8,536,500 shares of common stock, par value $0.01 per share (the “Common Stock”), of Beacon Roofing Supply, Inc., a Delaware corporation (the “Issuer”), to Credit Suisse Securities (USA) LLC (the “Underwriter”) at a price of $42.28 per Share, in a registered offering (the “Offering”) pursuant to an underwriting agreement, dated as of May 16, 2016 (the “Underwriting Agreement”), by and among the Issuer, CD&R Roadhouse Holdings, L.P. and the Underwriter. Upon the closing of the Offering, CD&R Roadhouse Holdings, L.P. directly owned 0 shares of Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.

Upon the closing of the Offering, the Registration Rights Agreement (as defined in the Statement) was automatically terminated, except that certain indemnification obligations set forth in the Registration Rights Agreement survived termination. On May 20, 2016, the Issuer filed a Current Report on Form 8-K, stating that Philip W. Knisely and Nathan K. Sleeper, the directors previously designated by CD&R Roadhouse Holdings, L.P. as nominees to the Issuer’s Board of Directors under the Investment Agreement (as defined in the Statement), each resigned as directors of the Issuer, effective upon the closing of Offering.

Except as described in this Item 4 of this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b).

As of the date hereof (and after giving effect to the sale of the shares of Common Stock in the Offering), each of the Reporting Persons beneficially owns an aggregate of 0 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Persons represent, in the aggregate, 0% of the outstanding shares of Common Stock. The percentages of beneficial ownership in this Amendment No. 1 are based on an aggregate of 59,557,911 shares of Common Stock outstanding as of April 15, 2016, based on information disclosed by the Issuer in its final prospectus supplement filed pursuant to Rule 424(b)(1) on May 18, 2016.

Upon the closing of the Offering, CD&R Roadhouse Holdings, L.P. directly owns 0 shares of Common Stock. CD&R Associates VIII, Ltd. is the general partner of CD&R Roadhouse Holdings, L.P. CD&R Associates VIII, L.P. is the sole stockholder of CD&R Associates VIII, Ltd., and CD&R Investment Associates VIII, Ltd. is the general partner of CD&R Associates VIII, L.P. Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the Shares that were held by CD&R Roadhouse Holdings, L.P.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors, consisting of Donald J. Gogel and Kevin J. Conway. Messrs. Gogel and Conway, as the directors of CD&R Investment Associates VIII, Ltd., may have been deemed to share beneficial ownership of the shares that were beneficially owned by CD&R Roadhouse Holdings, L.P. Such persons expressly disclaim such beneficial ownership. All investment and voting decisions with respect to shares held by CD&R Roadhouse Holdings, L.P. were made by an investment committee of limited partners of CD&R Associates VIII, L.P. (the “Investment Committee”). The CD&R investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Ravi Sachdev, Christian Rochat, Richard J. Schnall, Nathan K. Sleeper, Sonja Terraneo and David H. Wasserman. All members of the Investment Committee disclaim beneficial ownership of the shares that were beneficially owned by the Reporting Persons.

(c) Except as set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in Item 2 of the Statement has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this Statement.

(e) On May 20, 2016, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended by inserting the following information:

The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

6	Joint Filing Agreement, dated as of May 24, 2016, by and among the Reporting Persons.

7	Underwriting Agreement, dated May 16, 2016, among Beacon Roofing Supply, Inc., CD&R Roadhouse Holdings, L.P. and Credit Suisse Securities (USA) LLC, as the underwriter (incorporated by reference to Exhibit 1.1 to Beacon Roofing Supply, Inc.’s Current Report on Form 8-K, filed with the SEC on May 20, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 24, 2016

CD&R ROADHOUSE HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:		CD&R Investment Associates VIII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary